October 6, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Tidal Trust I
Issuer CIK: 0001742912
Issuer File Number: 333-227298/811-23377
Form Type: 8-A12B
Filing Date: October 6, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of Subversive S&P 500 Redacted ETF and Subversive Growth 100 Redacted ETF under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Lead Analyst, Listing Qualifications